CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$32,774,956.03	$2,336.85

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)

Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $121,585.23 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3ASR (No. 333-130051) filed by JPMorgan Chase & Co. on December 1, 2005, and have been carried forward, of which $2,336.85 offset against the registration fee due for this offering and of which $119,248.38 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 404 To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 178-A-I dated January 7, 2010	Registration Statement No. 333-155535 Dated January 12, 2010 Rule 424(b)(2)

Structured Investments	$32,774,956.03 10.00% per annum Equity Linked Notes due January 20, 2011 Linked to the Common Stock of Symantec Corporation

General

  The notes are designed for investors who seek a higher interest rate than the yield on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. Investors should be willing to forgo the potential to participate in appreciation in the Reference Stock if the Initial Strike Price is less than the Call Strike Price, be willing to accept the risks of owning equities in general and the common stock of Symantec Corporation, in particular, and be willing to lose some of their principal at maturity. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  The notes will pay 10.00% per annum interest over the term of the notes. However, the notes do not guarantee the return of your full principal invested at maturity. Instead, the payment at maturity will be based on the Final Share Price of the Reference Stock as described below.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing January 20, 2011†.
  Minimum denominations equal to the Principal Amount and integral multiples thereof.
  The notes priced on January 12, 2010 and are expected to settle on or about January 20, 2010.

Key Terms

Reference Stock:

The common stock, par value $0.01 per share, of Symantec Corporation (Bloomberg ticker symbol: SYMC). We refer to Symantec Corporation as the “Reference Stock Issuer.” For more information on the Reference Stock, see “The Reference Stock” herein.

Interest Rate:	10% per annum, paid monthly in and calculated on a 30/360 basis
Interest Payment Dates:

Interest on the notes will be payable monthly in arrears on the 20th calendar day of each month (each such date, an “Interest Payment Date”), commencing February 22, 2010, to and including the Maturity Date. See “Selected Purchase Considerations — Monthly Interest Payments” in this pricing supplement for more information.

Payment at Maturity:	Your payment at maturity per note will be equal to:
If the Final Share Price is less than or equal to the Lower Put Strike Price: Downside Participation x Lower Put Strike Price
If the Final Share Price is greater than the Lower Put Strike Price and less than the Upper Put Strike Price: Downside Participation x Final Share Price
If the Final Share Price is greater than or equal to the Upper Put Strike Price and less than the Call Strike Price: the Principal Amount
If the Final Share Price is greater than or equal to the Call Strike Price:
[Upside Participation x (Final Share Price – Call Strike Price)] + Principal Amount
We will, at our option, elect cash or physical delivery of the payment at maturity.
If the Final Share Price is less than the Upper Put Strike Price, you will lose up to approximately 28.89% of your investment at maturity.
Physical Delivery Amount:

If we elect physical delivery of the payment at maturity, you will receive, in lieu of cash, the Physical Delivery Amount, which is equal to a number of shares of the Reference Stock equal to the amount calculated in accordance with the Payment at Maturity section above divided by the Final Share Price. Any fractional shares will be paid in cash.

Principal Amount:	For each note, $18.53, which is equal to the Initial Strike Price
Initial Strike Price:

Set equal to $18.53, as determined on the pricing date in the sole discretion of the calculation agent. The Initial Strike Price is not the regular official weekday closing price of one share of the Reference Stock on the pricing date. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Initial Strike Price, that might affect the value of your notes.

Final Share Price:

The closing price of one share of the Reference Stock on the Observation Date times the Stock Adjustment Factor for the Reference Stock on such date. The Final Share Price will be adjusted to reflect, among other things, any Ordinary Dividend that is higher or lower than the Base Dividend. See “Description of Notes — Payment at Maturity” and “General Terms of Notes — Anti-Dilution Adjustments — Ordinary Dividends.”

Ordinary Dividend:	The regular quarterly cash dividend per one share of the Reference Stock paid by the Reference Stock Issuer.
Base Dividend:

From the Settlement Date to the Observation Date, $0 per quarter per share of the Reference Stock. The Base Dividend is used to calculate any dividend adjustments for ordinary dividends. See “General Terms of Notes — Anti-Dilution Adjustments — Ordinary Dividends” in the accompanying product supplement no. 178-A-I for further information.

Stock Adjustment Factor:

With respect to each Reference Stock, 1.0 on the pricing date and subject to adjustment under certain circumstances. See “Description of Notes — Payment at Maturity” and “General Terms of Notes — Anti-Dilution Adjustments” in the accompanying product supplement no. 178-A-I for further information.

Lower Put Strike Price:	$14.824, which is equal to 80% of the Initial Strike Price
Upper Put Strike Price:	$20.84625, which is equal to 112.50% (the “Upper Put Strike Percentage”) of the Initial Strike Price
Call Strike Price:	$23.1625, which is equal to 125% of the Initial Strike Price
Downside Participation:	88.88889%, which is equal to 1/Upper Put Strike Percentage
Upside Participation:	65%
Observation Date†:	January 18, 2011
Maturity Date†:	January 20, 2011
CUSIP:	46634E718
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 178-A-I.

Investing in the Equity Linked Notes involves a number of risks. See “Risk Factors” beginning on page PS-7 of the accompanying product supplement no. 178-A-I and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Fees and Commissions(1)	Proceeds to Us

Per note	$18.53	$0.03	$18.50

Total	$32,774,956.03	$42,749.96	$32,732,206.07

(1)	The price to the public and fees and commissions include the expected cost of hedging our obligations under the notes through one or more of our affiliates. This hedging cost includes the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of 0.15% of the Principal Amount per note (approximately $0.03 per note) on $28,499,973.85 aggregate principal amount of notes sold in this offering. JPMSI did not receive any commission on $4,274,982.18 aggregate principal amount of notes not purchased by investors in this offering and described in detail below. For additional related information, please see “Use of Proceeds” beginning on page 17 of product supplement no. 178-A-I.
The total aggregate principal amount of notes being offered by this pricing supplement were not purchased by investors. JPMSI will retain the unsold portion of $4,274,982.18 aggregate principal amount of notes and has agreed to hold such notes for investment for a period of at least 30 days. The unsold portion of the offering may affect the supply of notes available for secondary trading and, therefore, could adversely affect the price of notes in the secondary market. Circumstances may occur in which our interests or those of our affiliates could be in conflict with your interests.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

January 12, 2010

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 178-A-I dated January 7, 2010. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 178-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.govas follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 178-A-I dated January 7, 2010:
  http://www.sec.gov/Archives/edgar/data/19617/000089109210000036/e37456_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company, “ “we,” “us” or “our” refers to JPMorgan Chase & Co.

Program Credit Rating

The notes are not rated by Standard & Poor’s Ratings Services (“S&P”). As announced by S&P in December 2009, S&P no longer rates obligations with variable principal payments linked to commodity prices, equity prices or indices linked to either commodity or equity prices. As of the date hereof, senior unsecured debt securities of a maturity of more than one year of JPMorgan Chase & Co. unaffected by this December 2009 announcement (which do not include the notes) are rated A+ (negative outlook) by S&P.

In addition, the notes are not rated by Moody’s Investors Service (“Moody’s”). As announced by Moody’s in June 2009, Moody’s generally no longer issues public ratings of debt securities for which repayment of principal is dependent on the occurrence of a non-credit event. As of the date hereof, the senior unsecured debt securities of JPMorgan Chase & Co. unaffected by this June 2009 announcement (which do not include the notes) are rated Aa3 (negative outlook) by Moody’s.

While not applicable to the notes, a credit rating reflects the creditworthiness of an issuer and is not a recommendation to buy, sell or hold securities. A credit rating may be subject to downward revision, suspension or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of an issuer does not affect or enhance the likely performance of an investment other than the ability of that issuer to meet its obligations and does not address the price at which the rated security may be sold prior to maturity. Notwithstanding any credit ratings of debt securities of JPMorgan Chase & Co., if the Final Share Price of the Reference Stock related to these notes is less than the Upper Put Strike Price, you could lose up to 28.89% of your investment at maturity.

Selected Purchase Considerations

  PARTIAL PRESERVATION OF CAPITAL AT MATURITY — You will receive at least a portion of the Principal Amount of your notes if you hold the notes to maturity, regardless of the performance of the Reference Stock. The minimum payment at maturity per note is approximately $13.18 (approximately 71.11% of the Principal Amount). Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  LIMITED APPRECIATION POTENTIAL — The payment on the notes at maturity will exceed the Principal Amount of the notes if the Final Share Price is greater than the Initial Strike Price by at least 25%. Under these circumstances, at maturity, for each note, you will receive a payment equal to the sum of (a) the Upside Participation multiplied by the difference between the Final Share Price and the Call Strike Price and (b) the Principal Amount.
  MONTHLY INTEREST PAYMENTS — The notes offer monthly interest payments at a rate of 10.00% per annum over the term of the notes. Interest will be payable monthly in arrears on the 20th calendar day of each month (each such date, an “Interest Payment Date”), commencing February 22, 2010, to and including the maturity date, to the holders of record at the close of business on the date 15 calendar days prior to the applicable Interest Payment Date. If an Interest Payment Date is not a business day, payment will be made on the next business day immediately following such day, but no additional interest will accrue as a result of the delayed payment. For example, the monthly interest payment due in February 2010 shall be payable on February 22, 2010 (but the applicable interest will only accrue to February 20, 2010).

JPMorgan Structured Investments — Equity Linked Notes Linked to the Common Stock of Symantec Corporation	PS-1

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Stock. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 178-A-I dated January 7, 2010.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A PARTIAL LOSS OF APPROXIMATELY 28.89% OF THE PRINCIPAL AMOUNT — The notes are not fully principal protected and the return on the notes at maturity is linked to the performance of the Reference Stock relative to the Lower Put Strike Price, Upper Put Strike Price and Call Strike Price. Furthermore, the Reference Stock must have appreciated by at least 12.50% for you to receive at least 100% of the Principal Amount of your notes at maturity. You will receive no more than approximately $13.18 per note (approximately 71.11% of the Principal Amount) at maturity if the Final Share Price is less than or equal to the Lower Put Strike Price and you will not receive the full principal amount of your notes at maturity if the Final Share Price is less than the Upper Put Strike Price. We cannot guarantee that the interest you will receive over the term of the notes will be sufficient to offset any loss you may incur at maturity.
  THE APPRECIATION POTENTIAL OF THE NOTES IS LIMITED — The notes do not provide the ability to participate in any upside appreciation of the Reference Stock unless the closing price of the Reference Stock has appreciated by at least 25% of the Initial Strike Price. In addition, your ability to participate in the full difference between the Final Share Price and the Call Strike Price will be limited by the Upside Participation. Accordingly, because the Upside Participation is 65%, you will only participate in 65% of any appreciation in the Final Share Price above the Call Strike Price.
  YOU WILL LOSE PART OF THE PRINCIPAL AMOUNT OF YOUR NOTES IF THE REFERENCE STOCK DOES NOT APPRECIATE TO EQUAL OR EXCEED THE UPPER PUT STRIKE PRICE — If the Final Share Price is less than the Upper Put Strike Price, your payment at maturity will be less than the Principal Amount of your investment in the notes. The minimum payment at maturity you will receive for each note held to maturity is approximately $13.18 (approximately 71.11% of the Principal Amount). You will incur a loss of principal if the Final Share Price is less than the Upper Put Strike Price.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity or on any Interest Payment Date, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity, if any, described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which J.P. Morgan Securities Inc., which we refer to as JPMSI, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  YOUR PAYMENT AT MATURITY MAY BE LESS THAN YOUR INITIAL INVESTMENT, EVEN IF THE FINAL SHARE PRICE IS GREATER THAN THE INITIAL STRIKE PRICE — Even if the Final Share Price is greater than the Initial Strike Price, if the Final Share Price is less than the Upper Put Strike Price, your payment at maturity per note will be less than the Principal Amount. Under these circumstances, your payment at maturity will be equal to the product of the Downside Participation and either (a) the Lower Put Strike Price (if the Final Share Price is less than or equal to the Lower Put Strike Price) or (b) the Final Share Price.
  YOUR PAYMENT AT MATURITY WILL BE DETERMINED ON THE OBSERVATION DATE AND WILL NOT BE ADJUSTED FOR ANY CHANGES IN THE CLOSING PRICE OF THE REFERENCE STOCK THAT MAY OCCUR BETWEEN THE FINAL VALUATION DATE AND THE MATURITY DATE — We will elect whether to pay the payment at maturity in cash or in Reference Stock, with any fractional shares paid in cash. The amount of cash or the number of shares of the Reference Stock that you will receive, will be determined on the Observation Date and will not be adjusted for any changes that may occur in the closing price of the Reference Stock between the final Valuation Date and the maturity date.
  NO OWNERSHIP RIGHTS IN THE REFERENCE STOCK — As a holder of the notes, you will not have any ownership interest or rights in the Reference Stock, such as voting rights or dividend payments. In addition, the issuer of the Reference Stock will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Reference Stock and the notes.

JPMorgan Structured Investments — Equity Linked Notes Linked to the Common Stock of Symantec Corporation	PS-2

  NO AFFILIATION WITH THE REFERENCE STOCK ISSUER — We are not affiliated with the issuer of the Reference Stock. We assume no responsibility for the adequacy of the information about the Reference Stock Issuer contained in this pricing supplement. You should make your own investigation into the Reference Stock and its issuer. We are not responsible for the Reference Stock Issuer’s public disclosure of information, whether contained in SEC filings or otherwise.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. The Initial Strike Price is a price determined on the pricing date in the sole discretion of the calculation agent. Although the calculation agent has made all determinations and has taken all action in relation to establishing the Strike Price in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Initial Strike Price, that might affect the value of your notes.
  We and/or our affiliates may also currently or from time to time engage in business with the Reference Stock Issuer, including extending loans to, or making equity investments in, the Reference Stock Issuer or providing advisory services to the Reference Stock Issuer. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to the Reference Stock Issuer and these reports may or may not recommend that investors buy or hold the Reference Stock. As a prospective purchaser of the notes, you should undertake an independent investigation of the Reference Stock Issuer that in your judgment is appropriate to make an informed decision with respect to an investment in the notes.
  HEDGING AND TRADING IN THE REFERENCE STOCK — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stock or instruments related to the Reference Stock. We or our affiliates may also trade in the Reference Stock or instruments related to the Reference Stock from time to time. Any of these hedging or trading activities as of the Pricing Date and during the term of the notes could adversely affect our payment to you at maturity.
  ANTI-DILUTION PROTECTION IS LIMITED — The calculation agent will make adjustments to the Stock Adjustment Factor for the Reference Stock to reflect certain events affecting the Reference Stock. However, the calculation agent will not make an adjustment in response to all events that could affect the Reference Stock. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected. See “General Terms of Notes — Anti-Dilution Adjustments” in the accompanying product supplement no. 178-A-I for further information.
  THE TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN — Pursuant to the terms of the notes and subject to the discussion in the section entitled “Certain U.S. Federal Income Tax Consequences,” we and you agree to characterize the notes for U.S. federal income tax purposes as “short-term” debt obligations. No statutory, judicial or administrative authority directly addresses the treatment of notes (or similar instruments) for U.S. federal income tax purposes, and no ruling is being requested from the Internal Revenue Service (the “IRS”) with respect to the notes. As a result, certain aspects of the tax treatment of an investment in the notes are uncertain. You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in this pricing supplement and consult your tax adviser regarding your particular circumstances.
  MANY ECONOMIC AND MARKET FACTORS WILL INFLUENCE THE VALUE OF THE NOTES — In addition to the closing price of the Reference Stock on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    whether the Reference Stock closes above, equal to, or below the Lower Put Strike Price, Upper Put Strike Price or Call Strike Price;
    the expected volatility in the Reference Stock;
    the time to maturity of the notes;
    the dividend rate paid on the Reference Stock;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events;
    the occurrence of certain events affecting the Reference Stock Issuer that may or may not require an adjustment to the Stock Adjustment Factor, including a merger or acquisition; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Equity Linked Notes Linked to the Common Stock of Symantec Corporation	PS-3

Certain U.S. Federal Income Tax Consequences

Introduction

     The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of the notes. This summary applies to you if you are an initial holder of a note purchasing the note at its issue price for cash and if you hold the note as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This summary, however, does not address the U.S. federal income tax consequences of the ownership or disposition of the Reference Stock that a holder (including a Non-U.S. Holder, as defined below) may receive at maturity. You should consult your tax adviser regarding the potential U.S. federal tax consequences of the ownership and disposition of the Reference Stock.

     This summary does not address all aspects of U.S. federal income and estate taxation that may be relevant to you in light of your particular circumstances or if you are a holder of a note who is subject to special treatment under the U.S. federal income tax laws, such as:

  one of certain financial institutions;
  a “regulated investment company” as defined in Code Section 851;
  a “real estate investment trust” as defined in Code Section 856;
  a tax-exempt entity, including an “individual retirement account” or “Roth IRA” as defined in Code Section 408 or 408A, respectively;
  a dealer in securities;
  a person holding a note as part of a hedging transaction, “straddle,” conversion transaction or integrated transaction, or who has entered into a “constructive sale” with respect to a note;
  a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;
  a trader in securities who elects to apply a mark-to-market method of tax accounting; or
  a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

     This summary is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date of this pricing supplement, changes to any of which, subsequent to the date of this pricing supplement, may affect the tax consequences described herein. As the law applicable to the U.S. federal income taxation of instruments such as the notes is technical and complex, the discussion below necessarily represents only a general summary. Moreover, the effects of any applicable state, local or foreign tax laws are not discussed. You should consult your tax adviser concerning the application of U.S. federal income and estate tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or foreign jurisdictions.

Tax Treatment of the Notes

     The following discussion of the U.S. federal income tax consequences of the notes, which have a term of one year or less and partial principal protection, supersedes for purposes of this offering the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement.

     We and you agree (in the absence of an administrative determination or judicial ruling to the contrary) to characterize the notes for U.S. federal income tax purposes as “short-term” debt obligations for U.S. federal income tax purposes. No statutory, judicial or administrative authority directly addresses the characterization of the notes (or similar instruments) for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. While other characterizations of the notes could be asserted by the IRS, the following discussion assumes that this characterization and treatment of the notes is respected.

     We will not attempt to ascertain whether the issuer of the Reference Stock would be treated as a “United States real property holding corporation” (a “USRPHC”) within the meaning of Section 897 of the Code. If the issuer of the Reference Stock were so treated, certain adverse U.S. federal income tax consequences might apply, to a Non-U.S. Holder, upon the sale or exchange of a note (including redemption at maturity). You should refer to information filed with the SEC or another governmental authority by the issuer of the Reference Stock and consult your tax adviser regarding the possible consequences to you if the issuer of the Reference Stock is or becomes a USRPHC.

Tax Consequences to U.S. Holders

     You are a “U.S. Holder” if for U.S. federal income tax purposes you are a beneficial owner of a note that is:

  a citizen or resident of the United States;
  a corporation created or organized in or under the laws of the United States or any political subdivision thereof; or
  an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

   Tax Treatment Prior to Maturity

     In general, amounts payable on a short-term debt obligation in excess of its issue price are treated as interest income when received or accrued, in accordance with the holder’s method of tax accounting. However, because the aggregate amount that will be paid on the notes is uncertain and you may ultimately receive amounts aggregating less than the notes’ issue price, several aspects of the tax treatment of the notes are not clear, including whether stated interest on the notes should in all cases be treated as interest income. Nonetheless, we intend to report all stated interest to you as interest income when paid to you.

JPMorgan Structured Investments — Equity Linked Notes Linked to the Common Stock of Symantec Corporation	PS-4

     If you are a cash-method holder, you may elect to accrue interest on your notes into income on a current basis, in which case you would generally be treated as an accrual-method holder, as described below. If you do not make this election, while as discussed above the matter is not clear, you may be required to treat all stated interest on your notes as income when paid. In addition, you could be required to defer deductions with respect to any interest paid on indebtedness incurred to purchase or carry your notes, to the extent of accrued interest that you have not yet included in income, until you dispose of the notes in a taxable transaction. You should consult your tax adviser regarding these issues.

     Although accrual-method holders and certain other holders (including electing cash-method holders) are generally required to accrue income on short-term indebtedness on a straight-line basis, both the timing of accruals and in some cases the amount that must ultimately be accrued with respect to the notes are uncertain, and it is therefore not clear how these accruals should be determined. You should consult your tax adviser regarding the application of these rules with respect to your notes.

   Sale or Exchange of a Note

     Upon a sale or exchange of a note (including redemption at maturity), you should recognize gain or loss in an amount equal to the difference between the amount you receive (including the value of any Reference Stock you receive at maturity) and your adjusted basis in the note. Your adjusted basis in the note should equal the issue price of the note increased by any amounts that you have previously included in income but not received and reduced by any stated interest previously paid to you that was not treated as interest income.

     The amount of any resulting loss will be treated as a capital loss. Gain resulting from redemption at maturity should be treated as ordinary interest income. It is not clear, however, whether or to what extent gain from a sale or exchange prior to maturity should be treated as capital gain or ordinary income. You should consult your tax adviser regarding the proper treatment of any gain or loss recognized upon a sale or exchange of a note.

     Your basis in any Reference Stock you receive will equal its fair market value on the day you receive it, and your holding period in that stock will begin on the day after receipt.

Tax Consequences to Non-U.S. Holders

     You are a “Non-U.S. Holder” if for U.S. federal income tax purposes you are a beneficial owner of a note that is:

  a nonresident alien individual;
  a foreign corporation; or
  a nonresident alien fiduciary of a foreign estate or trust.

     You are not a “Non-U.S. Holder” for purposes of this discussion if you are an individual present in the United States for 183 days or more in the taxable year of disposition. In this case, you should consult your tax adviser regarding the U.S. federal income tax consequences of the sale or exchange of a note (including redemption at maturity).

     Assuming the notes are treated as indebtedness, income and gain from a note will be exempt from U.S. federal income tax (including withholding tax), provided, generally, that you have certified on IRS Form W-8BEN, under penalties of perjury, that you are not a United States person and provided your name and address or otherwise satisfied applicable documentation requirements, and that these amounts are not effectively connected with your conduct of a U.S. trade or business. We and our affiliates do not currently intend to withhold on payments if you are a Non-U.S. Holder and  you certify on IRS Form W-8BEN as described above. However, others may withhold on payments to you unless you claim an exemption or reduction under an applicable income tax treaty. You should consult your tax advisers regarding the possibility of this withholding, including the possibility of obtaining a refund of withheld amounts.

     If you are engaged in a U.S. trade or business and if income or gain from a note is effectively connected with your conduct of that trade or business, although exempt from the withholding tax discussed above, you generally will be taxed in the same manner as a U.S. Holder, except that you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. If this paragraph applies to you, you should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of notes, including the possible imposition of a 30% branch profits tax if you are a corporation.

     If you are an individual, your notes will not be included in your estate for U.S. federal estate tax purposes, provided that income and gain on the notes is not then effectively connected with your conduct of a U.S. trade or business.

Backup Withholding and Information Reporting

     Amounts paid on your notes and the proceeds received from a sale or exchange of your notes (including redemption at maturity) will be subject to information reporting if you are not an “exempt recipient” (such as a domestic corporation) and may also be subject to backup withholding at the rates specified in the Code if you fail to provide certain identifying information (such as an accurate taxpayer identification number, if you are a U.S. Holder) or meet certain other conditions. If you are a Non-U.S. Holder and you comply with the identification procedures described in the preceding section, you will generally establish an exemption from backup withholding. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

YOU SHOULD CONSULT YOUR TAX ADVISER REGARDING THE TAX CONSEQUENCES OF OWNING AND DISPOSING OF NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. FEDERAL OR OTHER TAX LAWS.

JPMorgan Structured Investments — Equity Linked Notes Linked to the Common Stock of Symantec Corporation	PS-5

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Basket?

The following table and examples illustrate the hypothetical total return at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per note to the Principal Amount. The hypothetical total returns set forth below reflect the Initial Strike Price and Principal Amount of $18.53, the Lower Put Strike Price of $14.824 (equal to 80% of the Initial Strike Price), the Upper Put Strike Price of $20.84625 (equal to 112.50% of the Initial Strike Price), the Call Strike Price of $23.1625 (equal to 125% of the Initial Strike Price), the Downside Participation of 88.88889% (equal to 1/the Upper Put Strike Percentage of 112.50%) and the Upside Participation of 65%. The hypothetical total returns set forth below do not reflect any interest payment. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Share Price	Percentage Change in Final Share Price Relative to Initial Strike Price	Total Return	Payment at Maturity*

$33.35	80.00%	35.75%	$25.15
$30.57	65.00%	26.00%	$23.35
$27.80	50.00%	16.25%	$21.54
$25.94	40.00%	9.75%	$20.34
$24.09	30.00%	3.25%	$19.13
$23.16	25.00%	0.00%	$18.53
$22.24	20.00%	0.00%	$18.53
$20.85	12.50%	0.00%	$18.53
$20.38	10.00%	-2.22%	$18.12
$19.46	5.00%	-6.67%	$17.29
$18.99	2.50%	-8.89%	$16.88
$18.53	0.00%	-11.11%	$16.47
$17.60	-5.00%	-15.56%	$15.65
$16.68	-10.00%	-20.00%	$14.82
$14.82	-20.00%	-28.89%	$13.18
$12.97	-30.00%	-28.89%	$13.18
$11.12	-40.00%	-28.89%	$13.18
$9.27	-50.00%	-28.89%	$13.18
$7.41	-60.00%	-28.89%	$13.18
$5.56	-70.00%	-28.89%	$13.18
$3.71	-80.00%	-28.89%	$13.18
$1.85	-90.00%	-28.89%	$13.18
$0.00	-100.00%	-28.89%	$13.18

*You will be entitled to receive at maturity any accrued and unpaid interest in cash, in addition to the payment at maturity referred to above, paid, at our election, in cash or in shares of the Reference Stock. Any fractional shares will be paid in cash.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The Final Share Price is $9.27, a decrease of 50% from the Initial Strike Price.
Because the Final Share Price is less than the Lower Put Strike Price, the investor receives a payment at maturity of $13.18 per note (which is less than the Principal Amount), calculated as follows:

Payment at Maturity = Downside Participation x Lower Put Strike Price

Payment at Maturity = 88.88889% x $14.824

Payment at Maturity = $13.18

Example 2: The Final Share Price is $16.68, a decrease of 10% from the Initial Strike Price.
Because the Final Share Price is greater than the Lower Put Strike Price and less than the Upper Put Strike Price, the investor receives a payment at maturity of $14.82 per note (which is less than the Principal Amount), calculated as follows:

Payment at Maturity = Downside Participation x Final Share Price

Payment at Maturity = 88.88889% x $16.68

Payment at Maturity = $14.82

JPMorgan Structured Investments — Equity Linked Notes Linked to the Common Stock of Symantec Corporation	PS-6

Example 3: The Final Share Price is equal to the Initial Strike Price of $18.53. Because the Final Share Price is equal to the Initial Strike Price and therefore greater than the Lower Put Strike Price and less than the Upper Put Strike Price, the investor receives a payment at maturity of $16.47 per note (which is less than the Principal Amount), calculated as follows:

Payment at Maturity = Downside Participation x Final Share Price

Payment at Maturity = 88.88889% x $18.53

Payment at Maturity = $16.47

Example 4: The Final Share Price is $18.99, an increase of 2.50% from the Initial Strike Price. Because the Final Share Price is greater than the Lower Put Strike Price and less than the Upper Put Strike Price, the investor receives a payment at maturity of $16.88 per note (which is less than the Principal Amount), calculated as follows:

Payment at Maturity = Downside Participation x Final Share Price

Payment at Maturity = 88.88889% x $18.99

Payment at Maturity = $16.88

Example 5: The Final Share Price is $22.24, an increase of 20% from the Initial Strike Price. Because the Final Share Price is greater than the Upper Put Strike Price and less than the Call Strike Price, the investor receives a payment at maturity of the Principal Amount of $18.53 per note.

Example 6: The Final Share Price is $27.80, an increase of 50% from the Initial Strike Price. Because the Final Share Price is greater than the Call Strike Price, the investor receives a payment at maturity of $21.54 per note, calculated as follows:

Payment at Maturity = [Upside Participation x (Final Share Price – Call Strike Price)] + Principal Amount

Payment at Maturity = [65% x ($27.80-$23.1625)] + $18.53

Payment at Maturity = $21.54

JPMorgan Structured Investments — Equity Linked Notes Linked to the Common Stock of Symantec Corporation	PS-7

The Reference Stock

Public Information

All information contained herein on the Reference Stock and on the Reference Stock Issuer is derived from publicly available sources and is provided for informational purposes only. According to its publicly available filings with the SEC, the Reference Stock Issuer provides security, storage and systems management solutions to help businesses and consumers secure and manage their information. The common stock of the Reference Stock Issuer is registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and is listed on The NASDAQ Global Select Market, which we refer to as the Relevant Exchange for purposes of the Reference Stock Issuer in the accompanying product supplement no. 178-A-I. Information provided to or filed with the SEC by the Reference Stock Issuer, pursuant to the Exchange Act, can be located by reference to SEC file number 000-17781, and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete.

Historical Information of the Reference Stock

The following graph sets forth the historical performance of the Reference Stock based on the weekly closing prices (in U.S. dollars) of the Reference Stock from January 7, 2005 through January 8, 2010. The closing price of the Reference Stock on January 11, 2010 was $18.36. We obtained the closing prices and other market information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the Reference Stock has experienced significant fluctuations. The historical performance of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the Reference Stock during the term of the notes. We cannot give you assurance that the performance of the Reference Stock will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that the Reference Stock Issuer will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the Reference Stock.

Supplemental Plan of Distribution

We expect that delivery of the notes will be made against payment for the notes on or about the settlement date set forth on the front cover of this pricing supplement, which will be the fifth business day following the pricing date of the notes (this settlement cycle being referred to as T+5). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the pricing date or the succeeding business day will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

JPMorgan Structured Investments — Equity Linked Notes Linked to the Common Stock of Symantec Corporation	PS-8